Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

Rent the Runway, Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Class A Common Stock par value $0.001 per share	(1)	Other	28,532,444	$3.85	$109,849,909.40	0.0001381	$15,170.27

Total Offering Amounts:							$109,849,909.40		15,170.27
Total Fees Previously Paid:
Total Fee Offsets:									0.00
Net Fee Due:									$15,170.27

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Offering Note(s)

(1)	Estimated solely for purposes of calculating the registration fee according to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices of the Registrant’s Class A Common Stock quoted on The Nasdaq Stock Market LLC on November 7, 2025.